Filed Pursuant to Rule 433

FREE WRITING PROSPECTUS DATED DECEMBER 7, 2005
6,000,000 American Depositary Shares
Representing 6,000,000 Common Shares
WiderThan Co., Ltd.
This Free Writing Prospectus relates only to the securities described above and should only be read together with the Preliminary Prospectus dated December 7, 2005 relating to these securities.
ADJUSTMENTS TO CONSOLIDATED FINANCIAL STATEMENTS
     On December 2, 2005, we filed an amendment to our registration statement on Form F-1, or the “Registration Statement”, which contains adjustments made to our unaudited consolidated financial statements as of and for the nine months ended September 30, 2005, included in the Registration Statement, and conforming changes elsewhere throughout the Registration Statement, to reflect US$587,000 of fees incurred by Melody Share Corporation in connection with the creation of Melody Share Corporation and the implementation of our VSO Exchange (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock compensation expenses” and further described in “Management — VSO exchange” of the Registration Statement). In the amended Registration Statement, we have recorded such fees that we recognized during the third quarter of 2005 as general and administrative expenses rather than as a deferred cost as of September 30, 2005.
     Although these general and administrative expenses were incurred by Melody Share Corporation, an entity in which we do not own any of the outstanding share capital, these general and administrative expenses are reflected in our consolidated financial statements because Melody Share Corporation is consolidated under FIN46(R), as we hold a variable interest in it and are its primary beneficiary as described in the Registration Statement.
Historical Financial Information
     This adjustment to general and administrative expenses referred to above resulted in the following changes to our consolidated financial statements as of and for the nine months ended September 30, 2005:
•	No change to revenue and no net effect on net income or on earnings per share: There was no change to our revenues, and there was no net effect on our net income or our earnings per shares because the increase of US$587,000 in general and administrative expenses was offset by the increase of US$587,000 in minority interest.

•	Decrease in operating income: Operating income decreased 7.3% from US$8.0 million to US$7.5 million after the adjustment, reflecting the increase in general and administrative expenses.

•	Changes in deferred costs but no change to liabilities or shareholders’ equity: Our deferred costs, included within current assets, decreased 4.9% to US$11.4 million, our current assets decreased 0.9% to US$64.7 million and our total assets decreased 0.6% to US$98.0 as a result of the adjustment. There was no change to liabilities or shareholders’ equity.

•	No impact on net cash flows from operating, investing or financing activities: There was no impact on our statement of cash flows, other than a reclassification, from increase in deferred costs to minority interest, within cash flows from operating activities. There were no changes to net cash flows resulting from operating activities, financing activities or investing activities.

Pro Forma Financial Information
     The reclassification to expenses also resulted in no net effect on pro forma net income or on pro forma earnings per share, as reflected in our pro forma consolidated financial statements as of and for the nine months ended September 30, 2005, which appear in the Registration Statement. There was no change to our pro forma consolidated revenues for the nine months ended September 30, 2005. Pro forma consolidated general and administrative expenses increased by US$587,000 and pro forma minority interest increased by the same amount. Pro forma operating income decreased 7.9% to US$6.9 million.
     There was no change to pro forma liabilities or pro forma shareholders’ equity due to the deferred cost allocation. The adjustment resulted in a 4.9% decrease to our pro forma consolidated deferred costs, included within pro forma current assets, as of September 30, 2005, to US$11.4 million, a 0.9% decrease in pro forma current assets as of September 30, 2005 to US$68.6 million, and a 0.6% decrease in pro forma total assets as of September 30, 2005 to US$102.0 million.
Capitalization
     The adjustment also resulted in decreases to our actual, pro forma, and pro forma as adjusted capitalization as of September 30, 2005, which appears in “Capitalization” of the Registration Statement, of 1.0% to US$56,419,000, 0.8% to US$69,561,000, and 0.5% to US$121,361,000, respectively.
Expected Dilution
     The adjustment also results in a 0.3% increase in expected dilution per ADS (based on the mid-point of the price range set forth in the cover of the Preliminary Prospectus) to new investors from US$9.64 to US$9.67.
     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.
     The most recent registration statement (including a prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1342167/000114554905002047/u99738a3fv1za.htm
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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